August 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Tillan and Michelle Miller

Re:	Digihost Technology Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed July 14, 2023 File No. 001-40527

Dear Mses. Tillan and Miller:

On behalf of Digihost Technology Inc. (the “Corporation” or “Digihost”), I am responding to the comments contained in the letter dated March 4, 2024 (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Commission” and, the staff of the Commission, the “Staff”) to Michel Amar, Chief Executive Officer of the Corporation, relating to the Corporation’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”). The responses contained herein are keyed to the numbers of the comments in the Letter, which appear in italics below for convenience. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 20-F, and all dollar amounts are expressed in United States dollars (“USD” or “$”).

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 22

1.	We acknowledge your response to prior comment 2. Please respond to the following:

With respect to your break-even analysis, address the following:

●	You reflect that 380 bitcoin were remitted per agreements. Disclose the nature of the remitted bitcoin, or reference to where you disclose the information.

●	Tell us why you excluded the costs of the miner lease and hosting agreement since it appears that you include the related bitcoins mined.

Response: The remitted bitcoin was pursuant to a miner lease agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the Corporation and Northern Data agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. On page 22 of the 2022 20-F, the bitcoins mined were included as they were mined in the Corporation’s facilities, while, as shown on the continuity of digital currency reconciliation, 380 bitcoins were remitted to Northern Data. This information is disclosed in Note 3 of the December 31, 2022 audited financial statements, sub note 2 and Note 3 included in the 2022 20-F. Costs are included in the below analysis while the portion of the coins remitted is excluded. This agreement terminated on February 15, 2023.

August 30, 2024

Included below is an updated break-even analysis that reflects the costs of the miner lease and hosting.

	2021	2022
Cost of digital currency mining
Cost of power	$5,835,227	$14,537,261
Other production costs	$1,237,537	$3,223,525
Miner lease and hosting agreement	$3,469,287	$2,517,503

Total cost of digital currency mining	$10,542,051	$20,278,289

Coins mined	519	832
Remitted per agreements	-	(380)

Total coins mined	519	452

Break-even	$20,312	$44,863

With respect to the number of data miners available to mine, including as part of any hosting arrangements, disclose the number of data miners available to mine, and as part of any hosting arrangement for the periods presented. In your response you reflect an increase in active miners of 9,237 and miners per hosting arrangements of 3,350 which does not provide an understanding of your overall operations and costs thereof.

Response: Cost of power, other production costs, and depreciation and amortization expenses all increased from 2022 to 2021 in line with the costs associated with the increase in active miners and other infrastructure costs. The Corporation had approximately 16,500 active miners as of the fiscal year ended December 31, 2022 as compared to approximately 7,500 as of the fiscal year ended December 31, 2021. For the periods presented, miners per hosting agreements was approximately 3,350 as the hosting agreement commenced in the fourth quarter of the fiscal year ended December 31, 2021 and the corresponding impact of the hosting agreement was not fully felt until the fiscal year ended December 31, 2022. Miner lease and hosting costs are associated with hosting agreements discussed in these responses. In future Form 20-Fs, the Corporation will disclose the number of data miners available to mine, including as part of any hosting arrangements.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2.	We acknowledge your response to prior comment 3. However, we note that AS 2820.09 and .16 - .17 relate to the Correction of a Material Misstatement in Previously Issued Financial Statements. Specifically, AS 2820.16 refers to recognizing in the auditor’s report through the addition of an explanatory paragraph the correction of a material misstatement in previously issued financial statements. As we note that you restated your previously issued financial statements for fiscal 2021 as described in Note 25, ask your auditors to tell us how they considered AS 3101.18(e) and AS 2820.09 and .16 - .17.

Response: We appreciate the Staff’s attention to the details surrounding the restatement related to the reclassification of warrants as financial liabilities instead of equity due to the fixed-for-fixed condition not being met, as disclosed in Note 25 of the financial statements. We would like to provide additional context to support the auditor’s decision not to include an explanatory paragraph in the audit report concerning that restatement.

August 30, 2024

1.	Materiality of the Restatement:

o	The restatement was fully disclosed in Note 25 of the financial statements, detailing the impact on both the consolidated statement of financial position and the consolidated statement of comprehensive income. While the restatement involved a significant reclassification, it did not have a material impact on the Corporation’s overall financial health or operational performance. The restatement primarily affected the presentation within shareholders’ equity and liabilities, and did not alter the Corporation’s cash flows, operations, or overall business strategy. Given this context, the Corporation’s auditors determined that the restatement was not material enough to warrant an explanatory paragraph under AS 3101.18(e) and AS 2820.

2.	Sufficient Disclosure in the Financial Statements:

o	The impact of the restatement was clearly and comprehensively disclosed in Note 25, which provides a detailed breakdown of the adjustments made, including the reclassification of the warrants, the resulting changes to shareholders’ equity, and the comprehensive income figures. The disclosure aligns with the requirements of IFRS and provides sufficient information for users of the financial statements to understand the nature and impact of the restatement. Since the restatement was adequately disclosed in the financial statements, the Corporation’s auditors concluded that an additional explanatory paragraph in the audit report was unnecessary.

3.	Consideration of AS 3101.18(e) and AS 2820:

o	AS 3101.18(e) requires an explanatory paragraph in the auditor’s report if a restatement is necessary to correct a material misstatement. AS 2820.09 and .16-.17 guide auditors to include such a paragraph when the correction is fundamental to understanding the financial statements. In this case, the restatement was neither fundamental to the users’ understanding nor did it indicate a pervasive issue affecting the Corporation’s financial reporting framework. The correction was isolated to the classification of warrants and did not affect the Corporation’s ability to continue as a going concern or its overall financial performance. As a result, the Corporation’s auditors deemed that the inclusion of an explanatory paragraph would not enhance the clarity or utility of the financial statements.

4.	Consistency with Professional Judgment and Standards:

o	The decision not to include an explanatory paragraph was based on professional judgment, aligned with the guidance provided by PCAOB standards. The Corporation’s auditors exercised their judgment in determining that the restatement did not significantly affect the interpretation of the financial statements as a whole. The comprehensive disclosure in Note 25 served the purpose of informing stakeholders of the restatement, ensuring transparency, and fulfilling the Corporation’s disclosure obligations.

The decision of the Corporation’s auditor to not include an explanatory paragraph in the audit report was based on a thorough consideration of the materiality of the restatement, the sufficiency of the disclosures in Note 25, and the relevant auditing standards. The existing disclosure within the financial statements was deemed adequate to inform users of the restatement’s nature and impact, thereby negating the need for an additional explanatory paragraph.

August 30, 2024

Consolidated Statements of Cash Flows, page F-4

3.	We note several items that are included in your statement of cash flows for the nine months ended September 30, 2022 (as shown in your Form 6-K filed November 14, 2023) that are not included in your consolidated statement of cash flows for fiscal 2022 in your Form 20-F. For the following items, please tell us why the items were not included for fiscal 2022:

●	$11,982,320 of digital currencies for loan repayment within adjustments for cash flows used in operations;

●	$1,250,000 for proceeds from a mortgage within cash provided by financing activities;

●	$10,000,000 for repayment of loans payable within cash flows provided by financing activities; and

●	$1,950,000 for acquisition of digital currency within cash flows used in investing activities. Further explain why the amount decreased from $3,932,000 as shown in your statement of cash flows for the quarter ended March 31, 2022. Refer to your Form 6-K filed May 15, 2023.

Response: For the first bullet item above, in the 2022 20-F, activity related to digital currency movements have been included in the “Cash flow supplemental information”, Digital Currencies items, so activity is encompassed there. This was a grouping change from the presentation in the financial statements for the third quarter of 2022 (the “Q3 Financial Statements”).

Proceeds from a mortgage would be a misclassification in the Q3 Financial Statements. During 2022, the Corporation had assumed a mortgage of $1,250,000 and repaid $44,500 as of December 31, 2023.

For the third bullet item above, this was amount was paid in Bitcoin (not cash). See also the Corporation’s response to Comment 11 below.

For the final bullet item above, in the 2022 20-F, activity related to digital currency movements was included in the “Cash flow supplemental information” and Digital Currencies items, so activity is encompassed there. This was a grouping change from prior quarters.

Note 2. Significant Accounting Policies
(a) Statement of compliance, page F-6

4.	Further to your response to prior comment 6, please confirm that in future filings, if the financial statements comply with IFRS as issued by the IASB, you will provide the disclosure required by Item 17(c) of Form 20-F of such compliance which must be unreservedly and explicitly stated in the notes to the financial statements.

Response: The Corporation appreciates the Staff’s comments and confirms it will comply in future filings with this requirement.

(f) Revenue recognition, page F-7

5.	We acknowledge your response to prior comment 7. Please respond to the following:

●	Revise your disclosure to indicate that you have arrangements with the pool operator and clarify that the pool operator is your customer, consistent with your response.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the Corporation’s consolidated financial statements for the years ended December 31, 2023 and 2022 (the “2023 Canadian Financial Statements”) that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

August 30, 2024

●	Revise your disclosure to clarify, similar to your response, that you only participated in one mining pool and the payout methodology under that mining pool is FPPS.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Your response indicates your single performance obligation is a service to perform hash calculations for the pool operator and that contract inception occurs when the provision for performing hash calculations commences. Make a corresponding revision to your accounting policy and related disclosures throughout your filing. Ensure that this disclosure indicates, if true, that providing hash calculation for the pool operator is an output of your ordinary activities, that you determine when to provide services, and that your enforceable right to compensation begins when, and continues for as long as, services are provided.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Tell us whether your customer, Foundry, has a unilateral enforceable right to terminate the contract at any time without substantively compensating you for the termination. If such a termination right exists, and since you have concluded that the duration of the contract is less than a day and that the contract continuously renews throughout the day per your response, revise your accounting policy to state this.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	To the extent your mining pool operator possesses the ability to terminate the contract at any time, it appears this right could be akin to a renewal right. If this right exists, tell us whether it is a material right. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right are at the then-current market rates. If so, tell us whether you have concluded that the customer’s renewal option is not a material right. Refer to IFRS 15.26(j). Make corresponding revisions to your accounting policy and related disclosures to the extent necessary.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	You told us that you do not receive any transaction fees. We note that under Foundry’s agreement, payments are made for the expected value of the block reward plus the transaction fee reward. Tell us further why you believe you do not receive any transaction fees.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Your response told us that you measure non-cash consideration using both (i) the price of bitcoin at the end of each day and your policy is consistently applied and (ii) the average price of bitcoins in effect on the day the bitcoins are mined. We note that the average price is consistent with your disclosure. Clarify your valuation policy for us and tell us whether or not you have consistently applied that policy for the periods presented in your financial statements. Ensure that your disclosures are consistent with your policy.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

August 30, 2024

●	You disclose that digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured. We are unable to reconcile your disclosure to the requirements of IFRS 15.31, which indicates that recognition occurs upon the transfer of control of the service. Revise your accounting policy to comply with IFRS 15. Tell us whether applying the corrected policy to historical periods results in a material change to the historical financial statements presented.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Tell us, and revise your accounting policy to disclose, the date at which you measure the noncash consideration received for providing hash calculations to the pool operator and how the measurement date relates to the date you transfer control of the service under the contract.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Revise your accounting policy to disclose the form of consideration to which you are entitled for providing the service of performing hash calculations for the pool operator (i.e., bitcoin) and your conclusion that the consideration is variable. Also, revise your accounting policy to identify the formula used to determine the amount of consideration to which you are entitled and describe the variables that comprise the formula. For example, under the FPPS payout model it appears you earn compensation equal to the sum of your share of (a) network block subsidies and (b) network transaction fees less (c) pool operating fees and that each of these components has a number of variables.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

●	Revise the statement in your accounting policy describing the transaction price to clarify whether you constrain any portion of your estimate of the variable consideration to which you are entitled for performing the service.

Response: The Corporation acknowledges the Staff’s comment and notes that responsive disclosure was included in Note 2(f) of the 2023 Canadian Financial Statements that were attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on April 3, 2024.

(g) Digital currencies, page F-7

6.	In response to prior comment 9, you told us that Coinbase is your principal market under IFRS 13 but you measure fair value using the quoted price on CoinMarketCap.com, a pricing aggregator. We do not believe that your response provides sufficient analysis to demonstrate how your accounting policy to use Coinmarketcap.com to determine the fair value of the digital currencies complies with IFRS 13. Please expand your analysis to demonstrating how you comply with the presumption in IFRS 13.17 and the requirement in IFRS 13.18.

Response: The Coinbase reference was an error in response. Digital currencies are measured at fair value using the quoted price on the Gemini Exchange. Gemini serves as the principal market. The Corporation believes any price difference amongst the principal market and an aggregated price on CoinMarktCap.com to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents a quote of the currency on an active market. All future Form 20-Fs and, as applicable, other SEC filings will correctly disclose our principal market source.

August 30, 2024

Note 3. Digital Currencies, page F-16

7.	In your Form 6-K filed November 14, 2023, you disclose that the miner lease agreement was terminated on February 15, 2023. Confirm our understanding that both the lease and hosting agreement were terminated and you have no further relationship with Northern Data. Otherwise, explain the nature of the relationship after February 15, 2023.

Response: The miner lease agreement was terminated on February 15, 2023. On February 16, 2023, the parties entered into a mining operations agreement. Under the terms of the agreement, Digihost agreed to provide the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. The agreement was not renewed by the December 31, 2023 renewal date and expired in April 2024. Subsequently, the parties entered into a new agreement that expired on June 27, 2024. There are currently no plans for the parties to pursue a new agreement.

Note 5. Property, Plant and Equipment, page F-17

8.	We acknowledge your response to prior comment 12 and the disclosures in Note 6 of your interim financial statements included in your Form 6-K filed November 14, 2023. Please respond to the following:

●	Tell us the nature and status of the balance of $5.1 million in your power plant infrastructure in progress account as of September 30, 2023 and when you expect these assets will be placed in use.

Response: These assets were placed in service during 2023 as noted on the Corporation’s year-end financial statements, as the “in-progress” account is $0 as of December 31, 2023. The assets in account consisted of mining infrastructure and support equipment.

●	Tell us your depreciation method and period for the power plant infrastructure in use.

Response: The asset categories have been revised as reflected in the Corporation’s audited financial statements as of December 31, 2023. The only power plant in use asset is the actual power plant the Corporation purchased in February 2023, which is being depreciated over 480 months. All other power plant infrastructure in progress assets have been moved to the “Equipment and other” asset category being depreciated primarily over 36 months.

●	Tell us the nature of the negative entries for $499,950 and $1.2 million within power plant infrastructure in progress in Note 6.

Response: These were incorrectly classified on our September 30, 2023 financial statements and corrected in our year end audited financial statements. The $499,450 was a disposal of Equipment while the $1.2 million comprised of $1 million for the option to purchase the power plant and $200,000 in extension fees.

August 30, 2024

Note 13. Warrant Liabilities, page F-21

9.	Your response to prior comment 13 did not fully respond to our comment. Please respond to the following:

●	In Note 13, you disclose that due to the characteristics of certain warrants, the fixed-for-fixed condition is not met, but you do not disclose those characteristics. Tell us and disclose in future filings the significant terms of the warrants included in Notes 13 and 15 that caused those warrants to be classified as liabilities and not equity.

Response: The characteristic that led to the classification of the warrants as financial liabilities rather than equity instruments was the presence of the cashless exercise clause. This clause causes the warrants to fail the “fixed-for-fixed” criterion as outlined in IAS 32. Specifically, the clause introduces variability in the number of shares that may be issued upon exercise, which prevents the warrants from being classified as equity instruments.

●	Provide us with a detailed analysis of how you considered the terms of the warrants in determining to account for them as liabilities and specifically cite the accounting literature applied and how you applied it to your facts and circumstances.

Response: Paragraph 18 of IAS 32 states that when determining whether a financial instrument should be classified as a financial liability or equity, an entity must assess the substance of the contractual arrangement rather than its legal form. This assessment requires consideration of all terms and conditions of the financial instrument, including relevant local laws, regulations, and the entity’s governing charter at the date of classification. Consequently, it is possible for instruments that qualify as equity for legal or regulatory purposes to be classified as liabilities for financial reporting purposes.

In this context, although the warrants are legally considered equity instruments, the specific terms and conditions—particularly the cashless exercise clause—result in them meeting the definition of a financial liability under IAS 32.11. Therefore, they must be classified and accounted for as financial liabilities in accordance with the requirements of IAS 32.

●	Tell us if you received cash for the warrants and the amount related to the warrants included in the $50,218,093 in cash proceeds from private placements, net of costs as reflected in your consolidated statements of cash flows.

Response: The Corporation received no additional cash for the warrants, as the warrants were sold together with subordinate voting shares. No warrants have been exercised as of the date of this response letter.

Note 19. Cash Flow Supplemental Information, page F-29

10.	In response to prior comment 14, you told us you believe your classification is consistent with how similar entities handle these transactions, but you did not tell us how your classification complies with IFRS. Please explain to us how you considered and applied IAS 7, including IAS 7.16(a) and (b), in determining the cash flow classification of Acquisition of digital currencies and Digital currencies traded for cash, within operating activities.

Response: In determining the cash flow classification of the “Acquisition of digital currencies” and “Digital currencies traded for cash” within operating activities, we considered and applied the principles set forth in IAS 7, particularly paragraphs 7.16(a) and 7.16(b). Additionally, the specifics provided in Note 3 of the financial statements further support our classification approach.

August 30, 2024

1.	According to IAS 7.16(a), cash flows from operating activities are those that are primarily derived from the principal revenue-producing activities of the entity. As outlined in Note 3, digital currencies play a central role in our operations, similarly to inventory in a traditional business. For instance, digital currencies are acquired and sold regularly as part of our normal business processes, which directly contribute to our revenue. Given that digital currency acquisition and trading are core components of our operational cycle, these transactions align with the definition of operating activities under IAS 7.16(a).

2.	IAS 7.16(b) indicates that cash flows related to the acquisition of assets held for trading, and the cash receipts from the sale of such assets, should be classified within operating activities. As described in Note 3, our digital currencies are acquired for trading purposes rather than for long-term investment. The transactions associated with the acquisition and sale of these digital currencies are part of our day-to-day operations and are essential to our liquidity management. This supports their classification as operating cash flows, reflecting the ongoing management of our working capital and operational assets.

●	Digital currency transactions: Note 3 details the various transactions involving digital currencies, including acquisition, trading, and the revaluation adjustments. The routine nature of these transactions, as reflected in the note, underscores their relevance to our operational activities. For example, the note highlights how digital currencies are acquired, utilized in services, traded for cash, and sold—all of which are fundamental to our business model. This further validates their classification as operating activities under IAS 7.

●	At the time of classification, there was a lack of specific IFRS guidance regarding the treatment of digital currencies, particularly in the context of cash flow classification. Given this gap, we relied on the principles outlined in IAS 7, applying the closest comparable guidance for inventory-like assets. The classification within operating activities is consistent with both our interpretation of IAS 7 and the practices of similar entities within the digital currency sector.

Based on the principles of IAS 7.16(a) and 7.16(b), and supported by the details in Note 3, we have classified the “Acquisition of digital currencies” and “Digital currencies traded for cash” within operating activities. This approach is consistent with the operational nature of these transactions and reflects the lack of specific guidance at the time. Our classification ensures that the financial statements accurately represent the cash flows associated with our core business activities, maintaining both clarity and consistency in our reporting.

11.	Please provide us and disclose in future filings investing and financing transactions that do not require the use of cash or cash equivalents and clearly identify any transactions related to digital currencies. Refer to IAS 7.43. Also, reconcile for us the digital currency transactions to amounts presented in related disclosures and provide sufficient detail to explain the nature of the differences and the underlying transactions, including the following:

●	Reconcile the amount of miner lease and hosting of $9,768,179 for fiscal 2022 shown in this note to the amount of bitcoin remitted to Northern Data of $10,836,179 shown for fiscal 2022 in the second table on page F-16.

August 30, 2024

Response: We respectfully submit that such amounts are not meant to match. Specifically:

The $9,768,179 represents the non-cash expense adjusted in cashflow. This expense is recognized when the services rendered become payable at the fair value of the BTCs at that time.
As per reconciliation below, the difference between the $9,910,892 recognized as expense and the $9,768,179 is considered not significant and was not investigated.

The $9,910,892 expense is part of the miner lease agreement and hosting services agreement of $2,517,503 in P&L, which also includes the chargebacks for electricity of $7,393,451 paid in cash, and is part of the rent expense.

The $10,836,179 represents payments in BTC and is recorded at the value of those BTCs at the time of repayment. These payments are non-cash and do not appear in the cashflows. Payments also include payments from prior years, and BTCs are also payable at year end.

The difference in fair value is recorded in P&L as a change in fair value of amount owing for the miner lease agreement.

	Receivables in BTC
	$	Unit
Balance, December 31, 2021	294,0612,00		$62,4 BTC
Rent Expenses (Digital asset mined)	991,0891,76		$337,3 BTC
Account payable due to ND	(108,36178,82)		$-380,3 BTC
(Loss) on this debt	(111,4117,47)	$
Revaluation (loss) again	(579,108,07)	$
	322,099,41		$19,47 BTC	Adequate with N.12

●	Reconcile the amount of digital currencies for loan repayment of $11,982,320 shown in your digital currencies rollforward for fiscal 2022 on page F-16 to the amount of new loans repaid of $10 million for fiscal 2022 in Note 11 on page F-20. Tell us what the difference of $1,198,320 represents and where it is recognized in your financial statements.

Response: The reconciliation is as follows:

The loan repayment of 11,982,320 $ include the following items:
Actual value of the BTCs transferred to lenders:	$11,982,320
Fair Value of Option Calls purchased from lender with this payment	$(1,327,000)
** these Options were never exercised and were written off with other purchased calls as part of a 1,950,000 $ expence in P&L and cashflows
Interest paid with BTCs	$(216,329)
** recognized within the interest on loansin Note 20
Capital repayment of the loan	$(10,000,000)
Net repayment received from lender for overpayment	$(61,671)
** NO P&L Impact, cash was increased
Nett loss on settlement of loan	$377,320

●	Reconcile the amount of interest paid in digital currencies of $216,329 for fiscal 2022 shown in this note to your rollforward of digital currencies on page F-16 which does not include a similar line item. Tell us how you recognized the transaction in your statement of comprehensive income.

Response: See the immediately preceding response.

●	Reconcile the amount of loss on revaluation of digital currencies of $3,386,890 for fiscal 2022 shown in this note to the amount of loss on revaluation of digital currencies $3,256,530 for fiscal 2022 shown in the statement of comprehensive income on page F-3 and also disclosed in footnote 1 on page F-16.

Response: In response to the Staff’s comments, we are providing the reconciliation below.

August 30, 2024

Note 25. Restatement, page F-34

12.	In response to prior comment 16, you told us that you erred in your initial analysis and recording of the warrants in equity instead of as a liability, which triggered the restatement, but you believe your overall internal control over financial reporting is effective. Please tell us in sufficient detail how you determined that your internal control over financial reporting and disclosure controls and procedures were nonetheless effective and whether you identified any material weaknesses in your ICFR.

Response: Our Corporation prioritizes maintaining rigorous internal controls over financial reporting (ICFR) and our disclosure controls and procedures to ensure both compliance with applicable laws and the accuracy of our financial statements. Our determination that our ICFR remains effective is based on several key activities, including the following:

Third-Party Audits: Annually, we engage an external audit firm to review our financial statements and internal controls. Their independent audit provides an additional layer of assurance on the effectiveness of our ICFR and helps identify any potential material weaknesses. On a quarterly basis, our external audit firm provides a review of our financial statements.

Management Reviews: Our senior management regularly reviews financial reports, reconciliation statements, and other critical financial documentation. This ensures that any discrepancies or anomalies are identified and addressed promptly.

Continuous Improvement: We maintain a culture of continuous improvement regarding our internal controls. Feedback from audits, both internal and external, as well as ongoing changes in regulatory requirements, are incorporated into our control framework on an ongoing basis to enhance its robustness.

Training and Awareness: Regular training sessions are held for our staff to ensure they are aware of their roles and responsibilities related to ICFR and to reinforce the importance of compliance with established policies and procedures.

No material weaknesses in our ICFR were identified based on the above-described processes.

*    *    *    *    *

August 30, 2024

In connection with responding to the Staff’s comments, the Corporation acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in the Corporation’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments contained in your Letter. If you have any questions regarding the 2022 20-F or the above responses, please contact the undersigned at 607-760-7870 or paul@digihostblockchain.com or Alyse A. Sagalchik of our U.S. counsel Katten Muchin Rosenman LLP at 312-902-5426 or alyse.sagalchik@katten.com.

Sincerely,

/s/ Paul Ciullo
Paul Ciullo
Chief Financial Officer